UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Token Cat Limited

(Exact name of registrant as specified in its charter)

6F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District, Beijing, 100038

The People’s Republic of China

(+86-10) 6399-8902

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Change of Officers

Effective August 28, 2026, Mr. Guangsheng Liu resigned as a director, the chairman (the “Chairman”) of the board of directors (the “Board”), the Chief Executive Officer and the Chief Financial Officer of Token Cat Limited (the “Registrant” or the “Company”). His resignation was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

Effective August 28, 2026, Mr. Zhanli Wang was elected as a director, the Chairman, the Chief Executive Officer and the Chief Financial Officer of the Company by the remaining members of the Board.

Mr. Wang has been working as the Operations Director of Ruitong Technology Co., Ltd. since February 2021. He worked as a Technical Director at Maijiu Technology Co., Ltd. from August 2018 to December 2020. He worked as a Technical Manager at Wuchuang Technology Co., Ltd. from March 2013 to July 2018. Mr. Wang has a Bachelor’s Degree from Zhejiang University of Technology.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 28, 2026

Token Cat Limited

By:	/s/ Zhanli Wang
Name:	Zhanli Wang
Title:	Chief Executive Officer, Chief Financial Officer and Chairman

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